Exhibit 99.3

Press Release dated August 30, 2003

Sprint Canada and Compas Release First-Ever TeleEtiquette Survey of Canadian phone habits

Mom gets called more than dad, little white lies okay, and oops, “my battery is dying!”

TORONTO, ON — August 30, 2003 — Although it’s no surprise that Canada is one of the most connected countries, the first-ever, national Sprint Canada TeleEtiquette Survey released today reveals that Canadians have clear rules about how, when and why Canadians use their wireless, home phone or email.

Compas Inc., a national public opinion and customer research firm, polled 1,000 Canadians coast-to-coast to identify how they communicate with one another, what regional differences exist and what men and women believe to be proper telephone etiquette.

The survey revealed that if you need vital business information, you’re better off to call a colleague in Montreal than Toronto, where people are half as likely to feel obligated to answer your call right away. Regardless of whether your voicemail is from a friend, family member or business colleague, Canadians expect a response within a day.

But staying in touch isn’t that simple — while outright deception is frowned upon in avoiding calls, 86 per cent of Canadians admitted that a wide variety of half-truths are acceptable to use including taking the phone off the hook, using call display or even pretending to lose their cellular phone signal simply to avoid taking an unwanted call. And there are regional and gender differences too. Vancouver residents are more apt to accept the dying phone signal ploy than Montrealers. Meanwhile, when compared with men, women prefer the most common practices of leaving the phone off the hook or using call display (34 per cent to 24 per cent).

Among all Canadians, Montrealers are the most protective of their privacy with only 35 per cent including cell phone information on job applications, as compared to 56 per cent of Toronto suburb residents — the only region in Canada where the majority would do so.

“Although the polite Canadian may be cliche, I am encouraged that despite hectic family schedules the majority of Canadian parents still take time to instil proper phone manners in their children,” said David Bowden, president, Consumer Services and SOHO, Sprint Canada Inc.

Other Survey Findings

•	Getting pressure to add a wireless phone to your family’s back-to-school purchases this year? Parents are more likely to consider it if kids demonstrate a commitment to working hard at school and let their parents know they’d feel safer with the ability to stay connected.

•	Women are big advocates of keeping in touch with parents, citing that Canadians should call their mothers 9.3 times per month versus men who believed mothers should be called 6.4 times per month. However fathers and grandfathers receive fewer calls no matter where you live in Canada.

•	While on a date, Torontonians won’t answer calls from a boss, but in Montreal they will. In Toronto, 40 per cent of respondents felt it was never appropriate to answer a business call while on a date while only 32 per cent of Montrealers felt the same.

•	If you’re in business, be sure to use email above all other communications tools, as it is considered to be the tool that has most revolutionized business communication in Canada.

•	Be sure to include your wireless phone number on your job application if you’re competing for a contract in Toronto and the surrounding area. Your rival is doing so, and could have a leg up on you if you don’t include your cell number.

•	Canadians are quickly adopting text messaging as a speedy form of communication for business and pleasure, but they draw the line on using it to fire people or divorce a partner.

•	Canadians shouldn’t search their friend’s or relative’s speed dial directory expecting to find the name and number of their new romantic interest after their first date. Men and especially women wait a few dates before entering the number.

In response to customer demand that accommodates Canadians’ needs to connect with family and business, Sprint Canada will be launching a new home and wireless phone service bundle targeted directly to busy Canadians. Starting at $44.95, Sprint Canada is offering one or more Fido wireless phones per family bundled with their home phone service. To find out more about Sprint Canada’s products and services, visit www.sprint.ca.

For the complete survey results and questionnaire, visit www.sprint.ca/survey

About Sprint Canada Inc.

Sprint Canada is a wholly owned subsidiary of Call-Net Enterprises Inc. a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to consumer and business customers.

Sprint Canada and Call-Net are headquartered in Toronto, own and operate an extensive national fibre network and have over 134 co-locations in nine of Canada’s largest metropolitan markets. Call-Net is listed on the Toronto Stock Exchange and its shares trade under the symbols FON and FON.B. For more information, visit www.sprint.ca and www.callnet.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact:
Karen O’Leary
Corporate Communications
(416) 718-6445
karen.oleary@sprint-canada.com

For Further Information contact:

Tamara Gottlieb Compas Inc. 416-598-0310 x23 647-226-7655 (wireless) tgottlieb@compas.ca	Caroline Verboon MAVERICK 416-452-4626 (wireless) carolinev@maverickpr.com